Filer and Investment Company Act File Number:
Hennessy Funds Trust (811-07168)

Commission File Number of the Related Registration Statement:  333-218702

Filed Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
Pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company and Investment Company Act File Number:
Rainier Investment Management Mutual Funds (811-08270)

RAINIER INVESTMENT MANAGEMENT MUTUAL FUNDS Rainier Small/Mid Cap Equity Fund

RAINIER SMALL/MID CAP EQUITY FUND SHAREHOLDERS APPROVE REORGANIZATION

December 26, 2017 - Rainier Investment Management, LLC and Hennessy Advisors, Inc. are pleased to announce that the shareholders of the Rainier Small/Mid Cap Equity Fund have approved a reorganization into the Hennessy Cornerstone Mid Cap 30 Fund.  The closing of the reorganization is expected to occur on or about January 12, 2018, subject to satisfaction of certain closing conditions.

Upon the closing of the reorganization, all of the assets of the Rainier Small/Mid Cap Equity Fund will be transferred to the Hennessy Cornerstone Mid Cap 30 Fund, in exchange for Investor Class and Institutional Class shares of the Hennessy Cornerstone Mid Cap 30 Fund, which will be distributed pro rata by the Rainier Small/Mid Cap Equity Fund to its Original Class and Institutional Class shareholders.  Following the reorganization, the Rainier Small/Mid Cap Equity Fund will dissolve.

Shareholders of the Rainier Small/Mid Cap Equity Fund are urged to read the combined proxy statement and prospectus, as filed with the Securities and Exchange Commission on a Form N-14 registration statement and distributed to shareholders, as supplemented and amended to date.  The combined proxy statement and prospectus contains important information about the approved reorganization and the Hennessy Cornerstone Mid Cap 30 Fund.  The combined proxy statement and prospectus as well as other relevant documents may be obtained free of charge from the SEC’s website at www.sec.gov or by calling 1-800-966-4354.

About Hennessy Funds

Hennessy Funds offers a wide range of domestic equity, multi-asset, and sector and specialty mutual funds. Hennessy is committed to its consistent and repeatable investment process, combining time-tested stock selection strategies with a highly disciplined, team-managed approach and to providing superior service to shareholders.

Investors should consider the investment objectives and policies, risk considerations, charges and expenses of the Hennessy Funds carefully before they invest.  Investors can find the Hennessy Funds’ Prospectuses, as supplemented from time to time, and other information about the Hennessy Funds, including the Statement of Additional Information, online at hennessyfunds.com/investing-with-us/literature-library.fs.  They can also get this information at no cost by calling 1-800-966-4354 or 1-415-899-1555 or by sending an e-mail request to fundsinfo@hennessyfunds.com.